Exhibit 99.(h)(8)

AMENDMENT AGREEMENT

THIS AMENDMENT AGREEMENT (this “Amendment”) is effective as of this 22nd day of August, 2024, by and between The Marsico Investment Fund, a Delaware business trust (the “Trust” or the “Funds”), and UMB Fund Services, Inc., a Wisconsin corporation (“UMBFS”).

WHEREAS, the Trust and UMBFS have entered into an Amended and Restated Administration Agreement, dated as of November 14, 2002, and subsequently amended (the “Agreement”); and

WHEREAS, the parties wish to amend the Agreement as set forth herein by entering into this Amendment.

NOW THEREFORE, for and in consideration of the mutual promises hereinafter set forth, and such other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1.            All prior fee schedules appended to the Agreement shall hereby be amended, restated, and superseded in their entirety by the Fourth Amended and Restated Schedule B to the Amended and Restated Administration Agreement attached hereto.

2.            Section 2(a) of the Agreement shall be amended by adding the following new Subsection (22):

“(22) perform the following tailored shareholder report services in connection with Form N-1A and Form N-CSR requirements: (i) compile and import required data into the financial reporting system for which UMBFS or its affiliates are responsible; (ii) obtain and incorporate information from the Funds’ investment adviser for which the Funds’ investment adviser is responsible; (iii) review all data and information for accuracy and completeness; (iv) create tailored shareholder report information in all formats required by applicable law or customary in the industry (which currently include but are not limited to: typeset/PDF, HTML, and Inline XBRL structured data) for the shareholder mailing process, website posting, and Form N-CSR filing; (v) timely provide draft tailored shareholder report information to the Funds’ investment adviser and other Fund service providers for review (and for the opportunity to incorporate reasonable edits thereto) and approval prior to filing; and (vi) file the completed tailored shareholder reports in connection with Form N-CSR with the SEC by the required deadline.”

3.            Any reference to the Agreement shall be a reference to the Agreement as amended hereby. All rights, obligations, and liabilities in respect of the Agreement shall continue to exist save as varied herein. In the event of any conflict or inconsistency between the provisions of this Amendment and the Agreement, the terms of this Amendment shall prevail.

4.            This Amendment may be executed in any number of counterparts, each of which shall constitute an original but all of which together shall constitute one instrument.

5.            This Amendment shall be governed by and construed in accordance with the laws of the State of Wisconsin, excluding the laws on conflicts of laws, except to the extent that this Amendment affects provisions of the Agreement governed by Delaware law instead of Wisconsin law as stated in Section 8 of the Agreement.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in counterparts by their respective officers, thereunto duly authorized, effective as of the date first above written.

THE MARSICO INVESTMENT FUND		UMB FUND SERVICES, INC.

By:	/s/ Lynnett E. F. Macfarlane	By:	/s/ Maureen A. Quill
Name:	Lynnett E. F. Macfarlane	Name:	Maureen A. Quill
Title:	Vice President, Secretary & Treasurer	Title:	Executive Vice President

Fourth Amended and Restated

Schedule B

to the

Amended and Restated

Administration Agreement

by and between

The Marsico Investment Fund

and

UMB Fund Services, Inc.

[Fees]

Fees for services not contemplated by this schedule will be negotiated, in advance of services being provided, on a case-by-case basis.